SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                     FORM 12b-25

                                             Commission File Number  333-41545

                               NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K   [ ] Form 11-K  [ ] Form 20-F  [ X ]  Form 10-Q
[ ] Form N-SAR
          For Period Ended: ___________________________________________________
[ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
          For the Transition Period Ended: ____________________________________
          Read attached instruction sheet before preparing form. Please print or type.
          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________
_______________________________________________________________________________

                                       PART I
                               REGISTRANT INFORMATION
Full name of registrant    Southeast Commerce Holding Company
Former name if applicable _____________________________________________________
Address of principal executive office (Street and number)
  2410 Paces Ferry Road
City, state and zip code      Atlanta, Georgia 30339

                                      PART II
                             RULE 12B-25 (B) AND (C)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
          10-Q, or portion     thereof will be filed on or before the fifth
          calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                  PART III
                                  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Company is the holding company for Commerce Bank, a federal savings bank scheduled to open on August 17, 1998. The Company is completing the tasks necessary to open the bank, including completion of the remaining conditions to obtaining bank regulatory approval, and consequently is unable to compile the financial statements for the Form 10-Q without unreasonable effort or expense.

                                  PART IV
                             OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification

                Neil E. Grayson         (404) 817-6000
                   (Name)               (Area Code) (Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                  [ X ] Yes      [  ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  [  ] Yes       [ X ] No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
___________________________________________________________________________
___________________________________________________________________________

                      Southeast Commerce Holding Company
                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 13, 1998        By:  /s/ Richard A. Parlontieri
                                   Richard A. Parlontieri
                                   Chief Executive Officer